

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Vincent Or
Executive Director and Chief Financial Officer Nominee
Junee Ltd
Studio 20, 11 F, International Plaza, 20 Sheung Yuet Road
Kowloon Bay, Kowloon, Hong Kong

> **Re: Junee Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted December 15, 2021**
> **CIK No. 0001897087**

Dear Mr. Or:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by the Chinese and Hong-Kong governments, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business,

accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

2. Please provide here, as you do in the Prospectus Summary, a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries or to investors, and quantify the amounts where applicable.

Prospectus Summary, page 1

3. We note your disclosure on page 4 that you "may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board ("PCAOB") is unable to inspect our auditors for three consecutive years beginning in 2021." Please also disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor, is subject to the determinations announced by the PCAOB on December 16, 2021.

Summary of Risk Factors, page 2

4. In your summary of risk factors, we note your disclosure of risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China and Hong Kong can change quickly with little advance notice; the risk that the Chinese or Hong Kong government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese or Hong Kong government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Transfers of Cash to and from Our Subsidiary, page 6

5. We note your description of how cash is transferred through the organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. In this regard, we only note disclosures that you "have not declared nor paid any cash dividends to [y]our shareholders." Also, further describe in the penultimate paragraph in this section any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.

Recent Regulatory Development in the PRC, page 7

6. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risk Factors
In the future, we may be subject to PRC laws and regulations related to our current business operations ..., page 18

7. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act ..., page 23

8.   We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two, years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Our History and Corporate Structure , page 34

9.   Please revise this section to include a discussion of the entities included in your organizational chart, including a brief description of the nature of their business operations, if material.

Business, page 63

10.   Due to the size of your print, the text in the graphics appearing on pages 65-67 is difficult to read. Please provide your disclosure in a more readable format.

11.   To provide additional context for investors, please define the term " Registered Minor Works Contractor (Class II and III)."

12.   We note your disclosure on page 74 that "[d]efect claims are rare. Over the past two years, we received one claim from a client about defects and we have since settled with the client." Please quantify the impact of this claim, to the extent material.

Executive Compensation, page 100

13.   Please provide management compensation disclosure pursuant to Part I, Item 4.a. of Form F-1 and Part I, Item 6.B of Form 20-F. In this regard, we note that you have only provided disclosure with regards to the amount of compensation paid to your directors.

Principal Shareholders, page 101

14.   Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities. Please make similar revisions in your Selling Shareholder table.

Underwriting, page 123

15.   We note your disclosure that if all the shares are not sold at the initial public offering price, the representative, Univest, may change the offering price and other selling

terms. Please tell us whether the inability of the underwriters to sell the shares would impact the amount of proceeds that you receive. Also, please explain the circumstances under which the representative may use such discretion and tell us how you would inform investors of changes to the offering.

Consolidated Statements of Cash Flows, page F-6

16. Please tell us how you concluded the cash flows related to your "advances to related parties" and "repayments from related parties" represent financing activities rather than investing activities. Refer to ASC 230-10-45-12(a) and 45-13(a).

General

17. We note your disclosure throughout the filing that "[y]our business relationships with [y]our five largest subcontractors (in terms of revenues) range from one year to over ten years. The longest business relationship has reached over 10 years, as of the date of this prospectus." To ensure balanced disclosure, please also discuss, as you do in your Risk Factors, that "[d]uring the last two fiscal years ended June 30, 2021 and 2020, [you] did not enter into any long-term agreement or arrangement with any of [y]our customers."

18. On your prospectus cover page and in your Summary, please disclose the percentage of voting power to be held by your directors and executive officers (and any other related parties) after the offering, if material; explain that these shareholders will control the matters to be voted upon by stockholders; and state, if true, that you will be a controlled company. Please also include a risk factor discussing the risks associated with being a controlled company, if you will be one.

19. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

 You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-6001 or Jennifer Lopez Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lisa Forcht